Brian H. Blaney
Tel. 602.445.8322
Fax. 602.445.8603
BlaneyB@gtlaw.com
October 17, 2005
VIA FEDERAL EXPRESS AND THE EDGAR SYSTEM
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Howard Baik
Re:	Directed Electronics, Inc. Registration Statement on Form S-1 File No. 333-127823
Ladies and Gentlemen:

     We express our appreciation for your prompt and thorough review of the Registration Statement on Form S-1 of Directed Electronics, Inc., a Florida corporation (the “Company”). On behalf of the Company, we are responding to comments on the Registration Statement provided by the staff (the “Staff”) of the Securities and Exchange Commission by letter dated September 22, 2005. In conjunction with these responses, the Company is filing Amendment No. 1 to the Registration Statement (the “Amendment”) via EDGAR.
     The Company’s responses to the Staff’s comments are indicated below, directly following a restatement of each comment in bold, italicized type. To further facilitate the Staff’s review, the enclosed courtesy copies of the Amendment have been marked in the margins to indicate the location of revisions made in response to the corresponding comment numbers.
General
1.	SEC Comment: We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A, such as the anticipated price range. Please note that we may have additional comments once you have provided this disclosure. Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

Company Response: The Company acknowledges the Staff’s comment and will not distribute preliminary prospectuses that do not comply with Rule 430A. The Company notes that the Amendment continues to omit certain information and the Company plans to file such information in a second amendment to the registration statement. The Company understands that the Staff may have additional comments once the Company has provided this disclosure.
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Greenberg Traurig, LLP | Attorneys at Law | 2375 East Camelback Road, Suite 700 | Phoenix, Arizona 85016 | Tel. 602.445.8000 | Fax 602.445.8100

Securities and Exchange Commission
Attention: Howard Baik
October 17, 2005

Prospectus Summary, page 1
2.	SEC Comment: The summary is intended to provide a brief overview of the key aspects of the offering. Your summary is too long and repeats much of the information fully discussed in your business section. Please revise to eliminate “Our Industry,” “Our Competitive Strengths,” and “Our Strategy” sections since this information is more appropriately discussed in the complete business section. The summary is only intended to provide a brief snapshot of the offering. See Instruction to Item 503 (a) of Regulation S-K.

Company Response: Pursuant to your request, the Company has revised the prospectus summary.

3.	SEC Comment: Please avoid reliance on defined terms like those in the second introductory paragraph to your summary. The meanings of the terms you use should be clear from context. If they are, you do not need the definitions. If they are not, you should revise to use terms that are clear. Please see Updated Staff Legal Bulletin No. 7 (June 7, 1999) sample comment 5.

Company Response: Pursuant to your request, the Company has deleted the defined terms that previously appeared in the second introductory paragraph of the prospectus summary.
Our Business, page 1
4.	SEC Comment: We note that you disclose net sales information. Please revise to omit, or balance this disclosure with net income for the past two fiscal years.

Company Response: Pursuant to your request, the Company has deleted the net sales information.

5.	SEC Comment: Please provide support for your statements of leadership. We note the following as just a few examples:
•	Your statement that you are the “largest designer and marketer of consumer branded vehicle security and convenience systems in the U.S.” and a “leader in the vehicle security and convenience category,” pages 1 and 49;

•	Your statement that you “enjoy the #1 market position in vehicle security and convenience products,” pages 3 and 52; and

•	Your statement that “James E. Minarik has a 25-year track record of building successful organizations in the consumer electronics industry and is widely recognized for his industry leadership ...,” page 54.
Also, please provide us with the sources of the statistical and industry information upon which you rely. We note your reference to entities such as the Specialty Equipment Market Association, the Consumer Electronics Association and the FBI. Please mark your support or provide page references in your response to the sections you rely upon for each specific statement. To the extent you are unable to provide support, please delete the qualitative or comparative statement. Revise throughout your prospectus as necessary. Tell us whether the information you cite from these reports is publicly

Greenberg Traurig, LLP

Securities and Exchange Commission
Attention: Howard Baik
October 17, 2005

available. If not, you should obtain appropriate consent to cite these reports in your filing.
Company Response: Pursuant to your request, the Company hereby supplementally provides the support requested in your comment. Specifically, the Company has provided the following in response to your comment:
A.	“We are the largest designer and marketer of consumer branded vehicle security and convenience systems in the United States...”; “As the leader in the vehicle security and convenience category...”; and “We enjoy the #1 market position in vehicle security and convenience products....”

Attached to this letter as Exhibit A is a market survey conducted for the Company by Bobit Business Media, the publisher of Mobile Electronics magazine. The Company or its brands were cited by approximately 60% of consumer electronics retailer respondents as being the leading designer and innovator of vehicle security, remote start, keyless entry, and related products. That survey also found that the Company’s brands accounted for approximately 45% of total sales in the vehicle security, remote start, keyless entry, and related accessories markets, more than twice that of its closest competitor (the owner of the Audiovox and Code Alarm brands).

Attached to this letter as Exhibit B are 2004 survey results from Mobile Electronics magazine. The Company neither requested nor provided any compensation for this study. The survey found that approximately 36% of consumer electronics retailer respondents cited the Company’s security/keyless entry brands as the most preferred brand, approximately three times that of its closest competitor (the owner of the Audiovox and Code Alarm brands). In the remote start category, the Company’s brands were cited as most preferred by approximately 38% of respondents, more than twice that of its closest competitor (the owner of the Audiovox and Code Alarm brands).

The Company also respectfully directs the Staff to the Company’s response with respect to Exhibit D and Exhibit E below.

B.	James E. Minarik has a 25-year track record of building successful organizations in the consumer electronics industry and is widely recognized for his industry leadership...

Attached to this letter as Exhibit C is a list of the members of the Board of Industry Leaders of the Consumer Electronics Association, available on the Internet at http://www.ce.org/AboutCEA/CEAInitiatives/1196.asp, listing Mr. Minarik as a member of the Board of Industry Leaders. Also attached to this letter as Exhibit C is a list of the Governors of the 2005 Board of Governors of the Electronic Industries Alliance, available at http://www.eia.org/new_about/govenors.phtml, listing Mr. Minarik as a Governor of the 2005 Board of Governors. The Company notes that it has deleted the language that James E. Minarik “has a 25-year track record of building successful organization” from the disclosure.
In addition, attached to this letter as Exhibit D is a report from the Specialty Equipment Market Association entitled “Specialty Automotive Equipment.” The Company has indicated in this report, which is publicly available, the support for the relevant statements contained in the registration statement. Also attached to this letter as Exhibit E are the relevant pages from the

Greenberg Traurig, LLP

Securities and Exchange Commission
Attention: Howard Baik
October 17, 2005

Consumer Electronics Association report entitled “U.S. Consumer Electronics Sales & Forecasts 2000-2005.” The Company has indicated in this report, which is not publicly available, the support for the relevant statements contained in the Amendment. The Company has obtained the appropriate consent from the Consumer Electronics Association to cite this report in the registration statement. Attached to this letter as Exhibit F is a report from the U.S. Department of Justice, Federal Bureau of Investigation, entitled “Crime in the United States 2003.” The Company has indicated in this report, which is publicly available, the support for the relevant statements contained in the registration statement.

6.	SEC Comment: Please disclose how you are a “leader” or the “largest designer and marketer.” For example, disclose whether you are a leader in terms of revenues, the number of customers you have, the number of products sold, or some other measure. Similarly, we note that in 2004, you sold to approximately 3,400 customers. Please tell us how you are counting these customers, and revise as appropriate. For example, tell us whether you are counting each major retailer like Best Buy once, and whether you are counting repeat customers once in calculating this total number.

Company Response: Please see the Company’s response to comment #5 above for the revenue and other market data supporting the Company’s statements regarding it being the “leader” and the “largest designer and marketer.”

In counting its number of customers, the Company only counts each separate retailer once. For example, Best Buy is counted as one of the 3,400 customers the Company sold to in 2004. In addition, the Company counts repeat customers only once in calculating the total number. For example, if a particular retailer placed 15 orders in 2004, that retailer was counted as one customer of the 3,400 total.
Summary Consolidated Financial and Other Data, page 8
7.	SEC Comment: Please present historical and pro forma earnings per share in the table, in order to provide a more balanced depiction of the pro forma effects of the transactions. Your current disclosure of pro forma net income provides information only with respect to the increase in net income you expect on a pro forma basis. We believe you should balance this disclosure by also disclosing the related dilutive effect on earnings per share of the significant increase in the number of shares to which the income is attributable on a pro forma basis.

Company Response: Pursuant to your request, the Company has revised the disclosure to present historical and pro forma earnings per share in the table.

8.	SEC Comment: Please tell us why the As Adjusted shareholders’ equity amount does not reflect the charge that will result from the termination of certain management, sale bonus, and equity gain program arrangements concurrent with this offering. Unlike your pro forma results of operations, where we would expect you to exclude such nonrecurring items, we generally expect the As Adjusted balance sheet to give effect to charges that are directly attributable to the transaction and factually supportable, even if the items are nonrecurring in nature. Please also address this comment with respect to your As Adjusted shareholders’ equity disclosure in your capitalization table on page 27.

Company Response: The Company has revised the As Adjusted shareholders’ equity amount to reflect the charge that will result from the termination of certain management, sale bonus, and equity gain program arrangements concurrent with the offering. The Company has also revised the As Adjusted shareholders’ equity disclosure in the capitalization table.

Greenberg Traurig, LLP

Securities and Exchange Commission
Attention: Howard Baik
October 17, 2005

Risk Factors, page 11
9.	SEC Comment: Some of your risk factors discuss generic points that could apply to any business similar to yours without addressing specifically what the risks are to your business and investors. Revise to clarify what the risks are to your business and investors. For instance, we note the risk factors on page 21, “We may seek to raise additional capital...” and “We must effectively manage our growth....”

Company Response: Pursuant to your request, the Company has revised the risk factors to clarify the risks to its business and investors. In particular, the Company has revised the risk factor “We may seek to raise additional capital....” Additionally, the Company has decided to eliminate as redundant the risk factor previously titled “We must effectively manage our growth....”

10.	SEC Comment: Please revise your risk factors to eliminate language such as “we cannot assure you” or “we can provide no assurance.” For instance, we note the risk factor on page 12, “Our pricing and promotional practices...” and on page 21, “We can provide no assurance regarding our conclusions....” The real risk is the circumstances you describe, not your inability to give assurances.

Company Response: Pursuant to your request, the Company has revised the risk factors to eliminate language such as “we cannot assure you” and “we can provide no assurance.” In particular, the Company has revised the risk factors indicated in your comment.
We rely on contract manufacturers, and their failure to maintain satisfactory delivery schedules..., page 13
11.	SEC Comment: Please revise to identify your largest supplier on whom you rely.

Company Response: Pursuant to your request, the Company has revised the disclosure to identify its largest supplier.
We can provide no assurance regarding our conclusions at December 31, 2006 with respect to the effectiveness of our internal control over financial reporting, page 21
12.	SEC Comment: Please revise to omit this risk factor and the one that follows since they are repeated on pages 14-15.

Company Response: Pursuant to your request, the Company has deleted the indicated risk factors.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32
Outlook, page 33
13.	SEC Comment: Discuss the impact of the negative covenants in your senior secured credit facility which will limit additional indebtedness, capital expenditures, mergers and consolidations, sales of assets, dividends, investments and joint ventures, as disclosed on page 85.

Company Response: Pursuant to your request, the Company has revised the disclosure to discuss the impact of the negative covenants in its senior secured credit facility.

Greenberg Traurig, LLP

Securities and Exchange Commission
Attention: Howard Baik
October 17, 2005

Results of Operations, page 35
14.	SEC Comment: We note that you state in several places that your acquisition of Definitive Technology increased net sales. For each period, please revise to clarify how the acquisition resulted in increased sales.

Company Response: Pursuant to your request, the Company has revised its results of operations for each relevant period to clarify how the acquisition of Definitive Technology resulted in increased sales.
Liquidity and Capital Resources, page 39
15.	SEC Comment: We note the credit facilities discussion on page 85. Please clarify here that you are subject to financial covenants and specify whether you are currently in compliance with them.

Company Response: Pursuant to your request, the Company has revised the disclosure to clarify that it is subject to financial covenants and that it is currently in compliance with those covenants.
Business, page 49
16.	SEC Comment: We note that you state that 13% of recent net sales were derived from international sales. Please identify any countries in which you derived a material amount of net sales.

Company Response: Pursuant to your request, the Company has revised the disclosure to indicate that no foreign country accounted for more than 3% of the Company’s net sales in 2004.
Sales and Marketing, page 62
17.	SEC Comment: Please describe how your sales force is compensated and describe any commissions.

Company Response: Pursuant to your request, the Company has revised the disclosure to describe how its sales force is compensated and to describe any commissions its sales force receives.
Intellectual Property, page 64
18.	SEC Comment: Please specify the duration of your material trademarks, licenses, and patents.

Company Response: Pursuant to your request, the Company has revised the disclosure to specify the duration of its trademarks, licenses, and patents.
Government Regulation, page 65
19.	SEC Comment: Please discuss the effect on your business of state laws that prohibit or restrict the running of a motor vehicle without an operator and any restrictive noise ordinances, as disclosed on pages 22-23.

Greenberg Traurig, LLP

Securities and Exchange Commission
Attention: Howard Baik
October 17, 2005

Company Response: Pursuant to your request, the Company has revised its disclosure to discuss the effect on its business of state laws that prohibit or restrict the running of a motor vehicle without an operator and any restrictive noise ordinances.
Executive Compensation, page 72
20.	SEC Comment: Please revise to include compensation information for 2005.

Company Response: Pursuant to your request, the Company has revised the disclosure to include 2005 base salary information for the “named executive officers” in a footnote to the Summary Compensation Table.
Certain Relationships and Related Party Transactions, page 76
21.	SEC Comment: Please revise to quantify the historical amounts paid to each executive under the sale bonus agreements and associate equity gain program. Please describe how the amounts were determined and how the termination payments were determined.

Company Response: Pursuant to your request, the Company has revised the disclosure to quantify the historical amounts paid to each executive under the sale bonus agreements and associate equity gain program, and to describe how the termination payments were determined.
Principal Stockholders, page 78
22.	SEC Comment: Please identify the individuals who have voting or investment control over the shares held by the nonpublic entities named in the table and footnotes. See Interpretation I.60 of Telephone Interpretation Manual (July 1997) and Interpretation 4S of Regulation S-K section of March 1999 Supplement to Manual.

Company Response: Pursuant to your request, the Company has identified the individuals who have voting or investment control over the shares held by the nonpublic entities named in the table and footnotes.

23.	SEC Comment: Tell us which selling stockholders, if any, are broker-dealers, and identify them as underwriters.

Company Response: The Company hereby confirms that none of the selling shareholders are broker-dealers.

24.	SEC Comment: We note that in footnote 6 you identify HVB U.S. Finance, Inc. as an affiliate of a broker-dealer. For each selling stockholder that is an affiliate of a broker-dealer, disclose if true that:
•	The selling stockholder purchased the shares in the ordinary course of business, and

•	At the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute them.
Company Response: Pursuant to your request, the Company has revised the disclosure regarding HVB U.S. Finance, Inc. to state that it purchased the shares in the ordinary course of

Greenberg Traurig, LLP

Securities and Exchange Commission
Attention: Howard Baik
October 17, 2005

business and, at the time of the purchase of the securities to be resold, had no agreements or understandings, directly or indirectly, with any person to distribute those securities.
Description of Capital Stock, page 80
25.	SEC Comment: Please discuss your Class A and Class B common stock and describe the terms of conversion in connection with this offering. Please also describe any warrants.

Company Response: Pursuant to your request, the Company has revised the disclosure to discuss the Class A and Class B common stock, the terms of conversion in connection with the offering, and the terms of the warrants.

26.	SEC Comment: Please include the number of holders. Refer to Item 201(b) of Regulation S-K.

Company Response: Pursuant to your request, the Company has revised the disclosure to include the number of holders pursuant to Item 201(b) of Regulation S-K.
Description of Indebtedness, page 85
27.	SEC Comment: Specify the amount of debt outstanding on the credit facility. In addition, please identify the lenders. Similarly, identify the lender under the subordinated notes.

Company Response: Pursuant to your request, the Company has revised the disclosure to specify the amount of debt outstanding on the credit facility and to identify the lender under the subordinated notes. The Company has also revised the disclosure to identify the administrative agent and the syndication agent for the senior credit facility. The Company notes that, as set forth in Exhibit 10.7 to the registration statement, there are approximately 50 lenders under the senior credit facility.
28.	SEC Comment: Please describe your convertible notes.

Company Response: Pursuant to your request, the Company has revised the disclosure to describe the convertible notes.
Underwriting, page 94
29.	SEC Comment: We note that you have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of the common stock or securities convertible into or exchangeable for shares of common stock for a duration of time after the date of the prospectus. Please briefly identify the “certain exceptions.”

Company Response: Goldman, Sachs & Co. has advised the Company that it has no current intent or arrangement to release any of the shares subject to the lock-up agreement prior to the expiration of the lock-up period. There are no contractually specified conditions for the waiver of lock-up restrictions and any waiver is at the sole discretion of Goldman, Sachs & Co.

Goldman, Sachs & Co. has further advised the Company that there are no specific criteria for the waiver of lock-up restrictions and that it cannot in advance determine the circumstances under which a waiver might be granted. Any waiver will depend on the facts and circumstances existing at the time. The factors that Goldman, Sachs & Co. may consider in deciding whether to

Greenberg Traurig, LLP

Securities and Exchange Commission
Attention: Howard Baik
October 17, 2005

release shares include the length of time before the lock-up expires, the number of shares involved, the reason for the requested release, market conditions, the trading price of the Company’s common stock, historical trading volumes of the Company’s common stock, and whether the person seeking the release is an officer, director, or affiliate of the Company.

30.	SEC Comment: Identify any members of the underwriting syndicate that will engage in any electronic offer, sale, or distribution of the shares and describe their procedures to us supplementally. If you become aware of any members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures. Briefly describe any electronic distribution in the filing.

In your discussion of the procedures, tell us how they ensure that the distribution complies with Section 5 of the Securities Act. In particular, address:
•	the communication used;

•	the availability of the preliminary prospectus;

•	the manner of conducting the distribution and sale, such as the use of indications of interest or conditional offers; and

•	the funding of an account and payment of the purchase price.
Finally, tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response. We may have further comment.
Company Response: The Company has been informed by Goldman, Sachs & Co. that they or their affiliates may engage in the electronic offer, sale, or distribution of the Company’s common stock and that any such activities will be conducted in accordance with procedures previously reviewed by the Staff. If the Company becomes aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales, or distributions after the date of this letter, it will promptly supplement this response to identify those members and either provide a description of their procedures or confirm that their procedures have previously been reviewed with the Staff.
In order to help alleviate concerns that may be raised by any possible online distribution or posting of the preliminary prospectus on the web, the representatives of the underwriters have indicated to the Company that they will include the following language in a communication to potential syndicate members:
“Online distribution of shares of common stock of Directed Electronics, Inc. may only be made pursuant to procedures for such distributions previously reviewed with the Securities and Exchange Commission. By accepting an allocation from us, you will be deemed to be representing to us that either (1) you are not making an online distribution or (2) you are following procedures for online distribution previously reviewed with the Securities and Exchange Commission.”

Greenberg Traurig, LLP

Securities and Exchange Commission
Attention: Howard Baik
October 17, 2005

Consistent with this procedure, the underwriting section of the prospectus has been revised to include the following language:
“A prospectus in electronic format will be made available on the websites maintained by one or more of the lead managers of this offering and may also be made available on websites maintained by other underwriters. The underwriters may agree to allocate a number of shares of the company’s common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the lead managers to underwriters that may make Internet distributions on the same basis as other allocations.”
Goldman, Sachs & Co. has informed the Company that it expects to post the road show presentation on YahooNet Road Show, a password protected website, and YahooNet Road Show has informed Goldman, Sachs & Co. that it is posting such road show presentation in accordance with applicable no-action letters. The Company will promptly supplement this response with information relating to any third party arrangements that other underwriters are putting into place as such information becomes available.

31.	SEC Comment: Regarding the reserved share program:
•	Tell us about the nature and timing of any discussions or arrangements you have had regarding the reserved shares with any parties for whom the underwriters will reserve shares.

•	How will potential participants be notified of the offering?

•	How did you determine the number of shares to reserve?

•	Tell us the procedures that will be followed to implement the reserved share program. Are directed share purchasers required to establish accounts before the effective time, and, if so, what if any funds are put in newly established brokerage accounts before the effective date? How do the procedures for the directed share program differ from the procedures for the general offering to the public?

•	Supplementally provide a copy of all written material used in connection with the reserved share program and analyze how that material is consistent with Rule 134.
Company Response: Citigroup Global Markets Inc. will be administering the directed share program. The materials that we are providing to the Staff as Exhibit G to this letter (other than the Conflict Clearance Letter) represent Citigroup Global Markets Inc.’s form of directed share program materials that have previously been reviewed by Kristina S. Wyatt of the Staff.
Please note that senior executives of the Company are preparing a list of directors, officers, employees, and business associates whom the Company would like to invite to participate in a directed share program.
Representatives of the Company and the underwriters have agreed to reserve for the directed share program up to 5% of the amount of common shares to be sold in the proposed offering at the initial public offering price. The Company and Citigroup Global Markets Inc. believe that this amount represents an amount which is (1) sufficient to allow the Company to make available a limited number of shares to such individuals and (2) customary in transactions of this type. Although the Company has not determined the final number of persons it would like to invite to participate in the directed share program, the Company currently expects to invite its officers,

Greenberg Traurig, LLP

Securities and Exchange Commission
Attention: Howard Baik
October 17, 2005

directors, and employees, and certain of their friends and family members, and certain of its customers and vendors. The Company intends to distribute the directed share program materials to potential purchasers once the preliminary prospectus is printed.
The directed share program materials will include a Lock-Up Agreement requiring each purchaser in the directed share program to agree that for a period of 25 days from the date of the prospectus, such purchaser will not, without prior written consent of Citigroup Global Markets Inc., dispose of or hedge any shares of its common stock purchased in the directed share program. Each purchaser will be required to sign the Lock-Up Agreement and submit it to Citigroup Global Markets Inc. The purchasers in the directed share program will be subject to substantially the same form of Lock-Up Agreement as the Company’s officers, directors and holders of substantially all of the Company’s common stock. However, the Lock-Up Agreement for the directed share participants will also contain the additional following language:
“The undersigned understands that this Lock-Up Agreement is irrevocable and shall be binding upon the undersigned’s heirs, legal representatives, successors, and assigns. The undersigned further understands that his or her Lock-Up Agreement does not constitute an obligation on the part of the undersigned to purchase any shares of Common Stock or any agreement by the Underwriters to sell any Securities to the undersigned.”
The form of the lock-up agreement executed by the officers, directors and holders of substantially all of the Company’s common stock will be submitted as an exhibit to the Company’s form of Underwriting Agreement, which will be filed by amendment to the Company’s registration statement as Exhibit 1.
The Company and Citigroup Global Markets Inc. will work together to operate the directed share program. The Company will allocate shares to investors, and Citigroup Global Markets Inc. will handle the mechanics of distributing the shares.
Citigroup Global Markets Inc. and the Company will employ the following procedures in making the offering under the directed share program:
•	The Company will deliver by first class mail or by Federal Express or other reputable overnight courier the directed share materials to potential purchasers once the preliminary prospectus is printed.

•	If the potential investor has an interest in purchasing shares in the proposed offering, he or she must complete and mail, fax, or deliver (a registered representative of Citigroup Global Markets Inc. will be at the Company’s executive offices on specified dates to accept such delivery) the Indication of Interest (“IOI”) Form, the IPO Questionnaire (which requests from participants who are not employees of the Company information needed to comply with the Voluntary Initiative and NASD Rule 2790), the New Account Information Form (if the person does not already have an account with Citigroup Global Markets Inc.), the Form W-9, the Lock-Up Agreement and, if applicable, the Conflict Clearance Letter so that they are received by Citigroup Global Markets Inc. on a specified date.

•	When the offering is priced, the Company will determine the final allocation of shares among those persons who submitted timely and proper indications of interest in participating in the directed share program. Citigroup Global Markets Inc. will then call each such person to confirm certain pertinent information, including the purchase price, the number of shares allocated to such person, the person’s continued desire to participate in the directed share program, the number of shares

Greenberg Traurig, LLP

Securities and Exchange Commission
Attention: Howard Baik
October 17, 2005

within the allocated amount, if any, they intend to purchase, and the person’s account number.

•	Citigroup Global Markets Inc. will send each person who, when the offering was priced, confirmed his or her intention to purchase, a copy of the final prospectus and a written confirmation of the offer and sale.

•	Full payment of the purchase price for the shares bought in the initial public offering through the directed share program must be received by Citigroup Global Markets Inc. by the settlement date, which will be three or four days after the pricing date in accordance with Rule 15c6-1 under the Securities Exchange Act of 1934. If Citigroup Global Markets Inc. does not receive the potential purchaser’s payment by the settlement date, then Citigroup will notify the Company of the same and Citigroup will then sell such shares into the open market.

•	The Company also intends to allow participants based in the United States to participate through a website maintained by Citigroup Global Markets Inc. The website is designed with specific encryption to make available to invited participants electronic versions of the preliminary prospectus, the IPO Questionnaire, the New Account Information Form, the Form W-9, the Lock-Up Agreement and the Conflict Clearance Letter. Participants may also use the website to complete the IPO Questionnaire, to place an IOI and to confirm whether they want to purchase any of the shares that the Company may allocate to those participants who previously submitted an IOI by the IOI deadline.
The Company and Citigroup Global Markets Inc. currently are in the process of finalizing written materials to be provided to persons from whom expressions of interest in the proposed offering will be sought. The directed share program materials that the Company intends to deliver by first class mail or by Federal Express or other reputable overnight courier to potential purchasers will include:
•	a cover letter to potential purchasers from Citigroup Global Markets Inc., the administrative agent;

•	a General Information and Procedural Memorandum to potential purchasers, providing instructions and frequently asked questions and answers;

•	an Indication of Interest Form to be completed by potential purchasers to indicate any interest they may have in purchasing shares in the proposed initial public offering, including the number of shares they may have an interest in purchasing;

•	an IPO Questionnaire to be completed, signed, and returned to Citigroup Global Markets Inc. by the potential purchaser, which will be used to help Citigroup Global Markets Inc. determine whether, under NASD rules, the potential purchaser is eligible to participate in the directed share program;

•	a New Account Form to be completed by the potential purchaser in order to allow Citigroup Global Markets Inc. to open an account for the potential purchaser (a potential purchaser must have a Citigroup Global Markets Inc. account in order to participate in the directed share program);

•	a Form W-9 to be completed, signed, and returned to Citigroup Global Markets Inc. by the potential purchaser. The Internal Revenue Service requires this form to be completed in order for the potential purchaser to provide Citigroup Global Markets Inc. with the potential purchaser’s taxpayer identification and certification;

•	a Lock-Up Agreement as described above;

•	a Conflict Clearance Letter, which must be completed for any participant that works for a company that conducts business with or seeks to conduct business with the

Greenberg Traurig, LLP

Securities and Exchange Commission
Attention: Howard Baik
October 17, 2005

Company. The Conflict Clearance Letter is completed by an officer of the employer and confirms that an individual’s participation in the directed share program does not violate any policies of his employer; and

•	a copy of the preliminary prospectus.
A form of each of these documents, other than the Lock-Up Agreement and the preliminary prospectus, is provided as Exhibit G to this letter.
The Company supplementally advises the Staff that, in connection with the directed share program, no offers were made prior to the filing of the registration statement with the Staff, offers will be made only with a preliminary prospectus, and no funds have been or will be committed or paid prior to the effectiveness of the registration statement.
As described in the directed share program materials attached to this letter, the Company and Citigroup Global Markets Inc. will assure that this directed share program offer is consistent with Section 5 of the Securities Act and Rule 134 by:
•	Ensuring that each of the documents (other than the preliminary prospectus) delivered to the persons invited to participate in the directed share program will contain language that is permitted by Rule 134.

•	Requiring each directed share program participant to acknowledge, by signing the Indication of Interest form, that no offer to buy any of the shares in the proposed offering can be accepted and no part of the purchase price can be received by Citigroup Global Markets Inc. until the registration statement covering the proposed offering has been declared effective by the Commission and that any such offer may be withdrawn or revoked, without obligation or commitment, at any time prior to the time that a prospective purchaser’s confirmation of his or her intention to purchase shares is given after the effective date of the registration statement.

•	Providing that a potential purchaser’s submission of a completed Indication of Interest form involves no obligation or commitment of any kind, and by completing the Indication of Interest form, the person is not binding himself or herself to purchase any shares.

•	If the potential purchaser confirms his or her intention to purchase, the underwriter will send the purchaser a copy of the final prospectus that meets the requirements of Section 10 of the Securities Act, which will contain the price of the offering and other information not included in the preliminary prospectus, and a written confirmation of the sale with respect to the shares.
Financial Statements, page F-1
General
32.	SEC Comment: Please either revise to include Schedule II or tell us why you believe this schedule may be omitted. We would expect your allowance for sales returns to be reported on this schedule, if it is material. Alternatively, you may include this information in the notes to your financial statements. Refer to Rules 5-04(c) and 12-09 of Regulation S-X.

Company Response: The Company has established an allowance for sales returns and has disclosed the allowance in combination with its allowance for doubtful accounts and allowance for accounts receivable discounts, which have been disclosed in Note 3, Summary of Significant

Greenberg Traurig, LLP

Securities and Exchange Commission
Attention: Howard Baik
October 17, 2005

Accounting Policies, in its financial statements. Individually, each of these three allowances is immaterial to the Company’s financial statements. Consequently, the Company has aggregated the allowances and has disclosed the information required under Rule 12-09 of Regulation S-X. The Company has revised Note 3 to clarify the three allowances contained in the schedule.
Note 1. The Company and Business Activities, page F-7
33.	SEC Comment: As a portion of your $109.4 million distribution was paid to warrant holders, it appears your outstanding warrants may be participating securities as defined in paragraph 60.a of SFAS 128. Thus, please tell us how you considered outstanding warrants that participate in dividends with common stock in calculating basic earnings per share. Refer to paragraphs 60 and 61 of SFAS 128, as applicable.

Company Response: The Company reexamined paragraphs 60 and 61 of SFAS 128 in determining the appropriate accounting treatment for the warrants in computing basic EPS. As a result, the Company has revised its computations and disclosures of basic EPS to include the warrants in its denominator using the if-converted method, as the warrants participate in earnings and can be converted into common shares for nominal consideration.

In addition, the Company has revised its calculation and disclosure of basic net income per common share to give effect to the right of employee-owned shares that are subject to repurchase rights to participate in the Company's earnings. The Company has also revised its calculation and disclosure of diluted net income per common share to give effect to shares issuable upon conversion of PIK debt earned. These revisions are disclosed in note 2 to the Company’s financial statements.
Note 3. Summary of Significant Accounting Policies, page F-11
Revenue Recognition, page F-12
34.	SEC Comment: Based on your disclosures in the second paragraph under this subheading, it appears that the terms of your sales arrangements with resellers may provide resellers the right to return unsold products to you. Please revise your disclosures to clarify the nature and extent of these types of return arrangements with your customers. Also ensure your disclosure is clear in terms of why revenue recognition is appropriate upon delivery to the reseller, rather than upon sell-through to third parties, in cases where you allow resellers to return unsold products to you. Refer to Question 2 of SAB Topic 13:A and paragraph 6 of SFAS 48 for guidance.

Company Response: Pursuant to your request, the Company has modified the disclosure to clarify the nature and extent of the types of return arrangements with its customers. Additionally, the Company has provided disclosure related to the reason revenue is recognized upon delivery to the reseller, rather than upon sell-through to third parties. The Company’s disclosure is made under the guidance provided in Question 2 of SAB Topic 13:A and paragraph 6 of SFAS 48.
Business Segment Disclosures, page F-16
35.	SEC Comment: Please tell us in detail how you determined that you have only one SFAS 131 reportable segment. In this regard, based on your disclosures under the Business section and in MD&A, it appears to us that each of your five main product lines, security and convenience, home audio, car audio, mobile video, and satellite radio may represent separate operating segments, as that term is discussed in paragraphs 10-15 of SFAS 131. In particular, it appears that you manage your business along these product lines and that you track and manage your operating results on this same basis. If you have

Greenberg Traurig, LLP

Securities and Exchange Commission
Attention: Howard Baik
October 17, 2005

determined otherwise, please advise us as to how you made this determination and tell us your basis for aggregating the operating segments. Your response should address how the various operating segments meet each of the aggregation criteria included in paragraph 17 of SFAS 131, including the similarity of economic characteristics. As far as demonstrating the similarity of economic characteristics, it would be helpful if you could provide us revenue and gross profit for each operating segment for each of the last five years. Finally, please address in your response why you believe your presentation of only one reportable segment is consistent with the objectives of SFAS 131, as set forth in paragraph 3 of SFAS 131. Notwithstanding the preceding, provide the footnote disclosures required by paragraph 26 of SFAS 131.
Company Response: For purposes of determining the number of reportable segments, the Company applied the standards set forth in SFAS 131. Based upon the Company’s review, the Company has concluded that it has one reportable segment.
In making this determination, the Company first identified that it has only one operating segment. This is based upon the definition provided for in Paragraph 10 of SFAS 131 and the following analysis:
A.	The Company’s Chairman and the Company’s Chief Executive Officer are the chief operating decision makers (CODMs) in the Company. The CODMs make the ultimate decisions regarding resource allocations and performance assessments.

B.	The Company does not have individuals responsible for component results (such as segment managers or business-unit officers) who are directly accountable to and maintain regular contact with the CODMs in order to discuss operating activities, financial results, forecasts, or plans for a component business.

C.	The Company’s management organization is structured along functional areas (such as Sales, Finance, Engineering, etc) and not along product lines.

D.	The Company’s customers view its products as “consumer electronics.” The Company’s products are generally sold to the same types of customers and in similar channels. The Company’s products are delivered to its customers and serviced in a similar fashion.

E.	The Company’s employees (including its sales force) are cross-functional and well versed in all aspects of the Company’s product offerings.

F.	The Company regularly compiles and reviews one consolidated financial statement.

G.	The Company’s customers can purchase all of its product categories. The Company does not offer purchase incentives, such as rebates and cooperative advertising, based upon individual product groups. Rather, any incentives that the Company offers are earned across multiple product groups. As a result, the Company’s overall net sales and gross profit are not calculated at the product group level.

H.	The Company’s CODMs review financial information that is consolidated into one operating segment. Additionally, the Company’s Board of Directors is provided consolidated financial results and assesses overall Company

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Securities and Exchange Commission
Attention: Howard Baik
October 17, 2005

performance and makes resource decisions based upon this consolidated financial information.

I.	The Company’s management receives bonuses based upon achievement of Company results, not product category metrics.

J.	The Company does not prepare individual product category balance sheets, income statements, or statements of cash flows.
Based upon the factors outlined above, the Company has concluded that it has one operating segment, and therefore, one reportable segment. As a result, the Company did not consider the aggregation criteria included in Paragraph 17 of SFAS 131.

The Company also considered the objectives and basic principles of segment reporting that are set forth in Paragraph 3 of SFAS 131. The Company’s objective is to provide the users of its financial statements the appropriate information to understand the Company’s performance, assess its future prospects and cash flows, and make informed judgments about the Company as a whole. In evaluating resource decisions and assessing overall Company performance, the CODMs pay particular attention to EBITDA and Adjusted EBITDA as a supplemental measurement of operating performance. While not a GAAP measure, the Company has disclosed in several instances the amounts of these non-GAAP measures to assist the users of the Company’s financial statements to better understand the Company’s operating performance. The regular reports provided to the CODMs include revenue data in two product categories: security and entertainment, and satellite radio. The Company also reports royalty and other revenue in its income statement. Sales incentives are offered across multiple products within the security and entertainment and satellite radio categories. The Company does not generate complete data on net sales and gross profit of product groups within these categories, as it is impracticable to allocate the sales incentives in a manner that would provide the users of its financial statements with accurate information. Additionally, the Company does not generate financial data on gross profit by product categories, as it is impracticable to allocate certain inventoriable costs to product categories. As currently disclosed, the users of its publicly filed financial reports receive the same information that the Company’s CODMs use to evaluate resource decisions and to assess the Company’s overall financial performance.

Pursuant to your request, the Company has clarified its footnote disclosures required by Paragraph 26 of SFAS 131.

36.	SEC Comment: To the extent you continue to report anything less than five separate reportable segments for security and convenience, home audio, car audio, mobile video, and satellite radio, please revise your product group disclosures to report the revenues for each of these five product areas. We do not believe it is sufficient to disclose only the revenues from satellite radio products and all other products in the aggregate. Refer to paragraph 37 of SFAS 131.

Company Response: The Company has reviewed the provisions of Paragraph 37 of SFAS 131, and based upon this review, the Company has clarified its disclosure in the footnotes to report the net revenues from its two product categories (security and entertainment, and satellite radio) and has separately disclosed royalty and other revenue. The Company has determined that it is impracticable to report net revenues from external customers for each product category other than as described above.

As discussed in the Company’s response to comment #35 above, the sales incentives that the Company offers to its customers, such as rebates and cooperative advertising, are earned by its

Greenberg Traurig, LLP

Securities and Exchange Commission
Attention: Howard Baik
October 17, 2005

customers based upon their entire product purchases in security and entertainment or satellite radio, without regard to product groups. As such, these incentives reduce revenues in accordance with EITF 01-09 on an entity-wide basis for security and entertainment or satellite radio, and it is impracticable to compute net sales on any other product group basis. Additionally, the Company’s allowance for sales returns and allowances is based upon the sales data provided for in our two product categories, and is not available for any other product group level. Consequently, net sales by product group is impracticable to compute.
Therefore, the Company believes that it is appropriate to disclose revenues under the three categories described above, and not for revenue by individual product groups.
Note 5. Acquisition of Definitive Technology, L.L.P., page F-19
37.	SEC Comment: Please revise your disclosure to clarify whether the $2.7 million in acquisition related costs represent direct costs of the business combination. If so, please advise us as to why these costs were not considered as part of the cost of the entity acquired. Refer for guidance to paragraph 24 of SFAS 141.

Company Response: The $2.7 million of costs previously disclosed in Note 5 represent debt issuance costs incurred when the Company obtained debt to finance its acquisition in September 2004. These costs are recorded as other assets on the balance sheet and are amortized to interest expense, using the effective interest method, over the term of the debt. The Company has clarified this point by removing the disclosure in Note 5 and including this amount in the total debt issuance costs set forth in the last paragraph of Note 11.
Note 11. Notes Payable, page F-22
38.	SEC Comment: With respect to the senior subordinated notes issued with detachable warrants, please tell us in detail how you determined the relative fair values of the debt and detachable warrants pursuant to APB 14. Ensure you include in your response all of the relevant assumptions that were used in assessing the fair value of the warrants, including the issuance date fair value of the underlying common stock and how this underlying fair value was determined.

Company Response: The Company considered the guidance pursuant to APB 14 in allocating the proceeds to the relative fair values of the debt and detachable warrants issued with its senior subordinated notes. Of the $30.0 million total proceeds, the Company allocated $3.7 million to the warrants and $26.3 million to the senior subordinated notes at the time of issuance based on their relative fair values. The Company used the following assumptions in computing the fair value of the warrants and the debt: Trivest purchased the Company in December 1999 for a total purchase price of approximately $157.0 million. Trivest financed the acquisition with $45.0 million of equity, $82.0 million of senior debt, and $30.0 million of subordinated debt. The providers of the subordinated debt also received warrants to acquire 8.25% of the equity of the Company at a nominal exercise price. The Company determined the fair value of the warrants using a Black-Scholes model based on the following assumptions: strike price of $0.02; fair value of common stock of $9.18 per share; time to expiration of 8.17 years based on the term of the warrants; no volatility based on being a private company; and a risk free interest rate of 6.32%. The fair value of the debt was determined to be the proceeds, less the warrant fair value based on the assumption that the debt was incurred due to the purchase of the entire Company in an arm’s-length transaction that valued the entire Company. The term of the combined debt and warrants, therefore, represented the market rates for this type of debt structure under the circumstances.

Greenberg Traurig, LLP

Securities and Exchange Commission
Attention: Howard Baik
October 17, 2005

Note 12. Notes Payable to Shareholders, page F-25
39.	SEC Comment: Please tell us how you accounted for the conversion features present in your notes payable to shareholders at issuance. In doing so, provide the fair value per share of common stock upon debt issuance and also tell us how you determined the fair value per share. Additionally, since it appears that accrued and unpaid interest on the notes was also convertible into common stock, please tell us how you considered and applied Issue 10 of EITF 00-27 in accounting for the convertible instruments. Refer to EITFs 98-5 and 00-27, as applicable.

Company Response: On December 21, 1999, the Company issued convertible notes to shareholders in the principal amount of $10.0 million. The terms of the notes provided the holders with the right to convert the notes into Company common stock at a conversion price of $10 per share. The fair value of the Company’s stock was based upon the per share price resulting from an arms-length common stock transaction that occurred on the same date that the convertible notes were issued. Since the per share conversion price was the same as the fair value on the date of the issuance, the conversion rights did not contain an embedded beneficial conversion feature. As a result, the Company did not record a discount on the convertible notes based upon an allocation of the proceeds received.

Subsequent to December 21, 1999, the Company issued additional convertible notes to shareholders that were employees of the Company. These convertible notes contained an embedded beneficial conversion feature, which were accounted for according to the discussion contained in the Company’s response to comment #41 below.

The Company considered Issue 10 of EITF 00-27 and EITF 98-5 in determining the proper accounting for the accrued and unpaid interest on the convertible notes that were converted into common stock. The convertible notes allowed the holder to determine the form of payment in either cash or payment in kind (PIK). The Company considered the authoritative guidance for two distinct periods of time when the convertible notes were issued.

The Company applied the consensus reached in EITF 98-5 to calculate any potential embedded conversion feature on interest earned on convertible notes issued before November 16, 2000 (which was the effective date of EITF 00-27). The embedded beneficial conversion feature on interest earned was calculated as the difference between the conversion price and the fair value at the commitment date of the common stock into which the notes were convertible, multiplied by the number of shares into which the notes were convertible (intrinsic value). The Company determined under EITF 98-5, that the commitment date was the date the convertible notes were originally issued because on that date an agreement as to terms had been reached and the investor was committed to purchase the convertible notes based upon those terms. Substantially all of the convertible notes were issued in December 1999, when the fair value of the stock was equal to the conversion price of $10 (i.e., the intrinsic value was zero). Therefore, as interest is earned that is potentially convertible into additional shares, no beneficial conversion feature is recognized.

For interest earned on notes issued after November 16, 2000, the Company calculated the beneficial conversion feature using the consensus reached in Issue 10 of EITF 00-27. Under Issue 10 of EITF 00-27, the commitment date is the date the interest was earned by the holders. The embedded beneficial conversion feature resulting from interest earned on convertible notes issued subsequent to November 16, 2000 was determined to be inconsequential and was not recorded.

Greenberg Traurig, LLP

Securities and Exchange Commission
Attention: Howard Baik
October 17, 2005

40.	SEC Comment: Please reconcile your discussion included in note 12 with respect to the conversion of debt to equity, including the conversion rate, debt amounts, and shares issued, to your discussion of such conversion in Item 15. These discussions currently appear inconsistent.

Company Response: Pursuant to your request, the Company has revised Item 15 to conform to the discussion contained in Note 12 to the financial statements.
Note 13. Shareholders’ Equity, page F-25
41.	SEC Comment: Please tell us separately for your Class A common stock and convertible promissory notes, which are both subject to repurchase rights, how you accounted for these transactions at issuance and since issuance, and how you will account for them once the repurchase rights lapse upon the initial public offering (IPO) of your common stock. In doing so, specifically tell us how you will measure the amount of compensation expense. Further, tell us the specific basis in GAAP for your accounting at each point in time. Also tell us the exact terms of the stock and convertible notes subject to repurchase, including the purchase price paid for the stock on the various issuance dates, the conversion price of the notes, and the repurchase price of the stock and convertible notes. Tell us whether the repurchase rights lapse only upon IPO, or whether other events, such as lapse of time, would also cause the repurchase rights to lapse.

Company Response: Certain of the Company’s employees were provided the opportunity to purchase a combination of fully vested shares of Class A stock and convertible promissory notes. The purchase price of the stock was $10 per share and the notes accrued interest at a simple rate of 8%, and were convertible at any time into fully vested stock at a conversion price of $10 per share. The amount convertible into stock was the original face value of the notes plus accrued and unpaid interest. The principal and interest were payable by the Company at the end of ten years. The stock has a repurchase right allowing the Company to repurchase the stock at the lower of the fair value or the original purchase price plus 8% interest.

All of the transactions where the Company’s employees purchased the stock and notes occurred in 2000, 2001, and 2002. All of the outstanding notes were converted into stock at $10 per share following the Company’s recapitalization transaction in 2004. The Company recorded compensation expense during these periods, where required, based on the intrinsic value of the conversion feature, which is the difference between the conversion price and the fair value of the stock at different points in time.

During the period of time when the stock was sold to the Company’s employees, four different sets of accounting literature governed the accounting for securities with these features. The following sets forth the Company’s accounting treatment during those specific times:
A.	Securities granted prior to July 1, 2000, which is the effective date of FASB Interpretation No. 44 (“FIN 44”), were governed by the general principles of APB Opinion No. 25. Therefore, these securities qualified for fixed accounting. The intrinsic value of these securities was measured at the grant date and recorded as compensation expense as of that date. The Company issued two tranches of stock during this time at $10 per share when the fair value was $12.01 and $16.02 per share, and therefore recorded stock-based compensation expense of $74,972 under this method. There will be no additional stock-based compensation expense that is required to be recorded under this method, related to these shares, upon the IPO.

Greenberg Traurig, LLP

Securities and Exchange Commission
Attention: Howard Baik
October 17, 2005

B.	Securities granted during the period from July 1, 2000 to July 18, 2001 were governed first by FIN 44, paragraphs 71(b) and 74, and later by EITF 00-23, Issue 23(d). Both treatments yielded the same accounting for the Company’s securities. The Company concluded that its employees made a substantial investment in the securities (reference FIN 44, paragraph 74), because the call price (i.e., the repurchase amount under the repurchase formula) would be equal to the consideration paid by the employee, which is indicative of a substantial investment. The Company also concluded that its employees were subject to the risks and rewards of ownership for a substantive period of time, considered to be six months pursuant to FIN 44 paragraph 71(b). Until such time as the employees owned the stock for six months, variable accounting was required. After the six-month period of time lapsed, the accounting became fixed. During this period, the Company issued stock at $10 per share when the fair value was $19.02 and $22.03, and therefore recorded compensation expense of $413,531 under this method. There will be no additional stock-based compensation expense that is required to be recorded under this method, related to these shares, upon the IPO.

In addition, in one instance the Company issued stock to a key employee in exchange for a note receivable. The note receivable was issued on January 19, 2001 for $200,000 and then cancelled and reissued with an amended principal amount of $220,000. The note was used to purchase 22,000 shares of Company stock at $10 per share. The note receivable contained a forgiveness provision that provided the employee with forgiveness of the note over a five-year period. As the award contains a call right with a repurchase amount other than fair value, and as the employee will not make a substantial investment in accordance with paragraph 74 of FIN 44, compensation expense was measured using variable accounting. At the end of each forgiveness period, the Company recorded as compensation expense, the amount forgiven under the note, as this was the amount contractually owed to the employee at that time if he were to separate from the Company. Upon the employee’s separation from the Company, no additional amount would be owed by the employee to the Company because any unforgiven amounts would have been forgiven and the equivalent shares would have been returned to the Company at the employee’s original cost of $10 per share. Therefore, there was no additional upside to the employee unless there was vesting of the shares which would only be upon an IPO. At the date of the IPO, a final measurement of the intrinsic value will be made and any additional compensation expense not recorded in previous periods will be recorded.

C.	Securities granted after July 18, 2001 were accounted for under EITF 00-23, Issue 33(a). The Company repurchase right acts as a forfeiture provision. In the Company’s case, instead of the repurchase right lapsing over time, the repurchase right lapses upon a liquidity event. Thus, the security acts like an equity-based performance award. As such, the intrinsic value was measured at each period end up through the date the repurchase provision lapses (the liquidity event, in this case), but it would only be recorded at such time that the liquidity event becomes probable. In the case of a liquidity event such as an IPO, it is only considered to be probable when the IPO occurs. Therefore, the Company will measure the intrinsic value of the securities at the IPO date, and record compensation expense for that amount at that date.
Note 6. Licensing Agreements, page F-20
42.	SEC Comment: Please tell us in greater detail the nature of the licensed technology and the terms of the licensing agreement. Additionally, tell us your basis for the timing and classification of the income related to this transaction, including the authoritative accounting literature you relied on. With respect to the classification of the income as

Greenberg Traurig, LLP

Securities and Exchange Commission
Attention: Howard Baik
October 17, 2005

revenues, we are particularly interested to understand how you determined that this transaction relates to your ongoing major or central operations, as contemplated in paragraphs 78-79 of FASB Concepts Statement 6.
Company Response: On April 28, 2004, the Company entered into a confidential license agreement with a major automotive manufacturer and its supplier (“Licensees”) pursuant to which the Company provided a world-wide, non-exclusive license to certain of its patents related to vehicle security systems. The Licensees paid the Company a one-time license fee of $6.5 million for use of these patents. The Company recorded the one-time payment as royalty revenue upon execution (the start of the term) of the license agreement.
The Company based the timing and classification of this revenue according to SAB 104, which provides that revenue is generally realized or realizable and earned only when certain criteria are met. First, persuasive evidence of an arrangement must exist, which in this case is the executed license agreement. The second criteria requires delivery of the product or that the services have been rendered, in this case, execution of the license agreement, which provided the right to use the licensed technology. The license agreement is neither void nor voidable by the parties, thus the one-time license fee was both non-cancelable and non-transferable at the time the license was executed. The third criteria, that the price be fixed or determinable, is satisfied because the license agreement was fixed at $6.5 million. Finally, collection of the license fee was assured, as evidenced by the Company’s receipt of the entire $6.5 million.
In addition to these criteria, the Company reviewed Paragraph A(3)(g) to Topic 13 of SAB 104 and concluded that its obligations to maintain and defend the patent rights do not constitute a deliverable to be evaluated under EITF 00-21. The current authoritative guidance related to intellectual property rights under SFAS 50, SOP 97-02, and SOP 00-02 does not indicate that an obligation to defend valid patents represents an additional deliverable to which a portion of an arrangement fee should be allocated in an arrangement that otherwise qualifies for sales-type accounting. While this clause may obligate the Company to incur costs in the defense and maintenance of its patents, that obligation does not involve an additional deliverable to the Licensees. Defending its patents is consistent with its representation in the license agreement that the Company’s patents are legal and valid. As a result, the Company has no further deliverable, so the entire license fee must be recognized upon commencement of the license term in accordance with Paragraph A(3)(d) to Topic 13 of SAB 104, which in this case is the same date as execution of the license agreement.
The Company considered Paragraphs 78 and 79 of FASB Concepts Statement 6 to determine the appropriate income statement classification of the license fee. The Company has classified this license fee as revenue and included it in royalties and other revenue in the income statement. The Company is in the business of designing and marketing consumer electronics and the Company protects its designs by filing and receiving patents. The Company has collected a large portfolio of patents, especially in the vehicle security and convenience categories, which is the subject of this agreement with the Licensees. The Company regularly enters into agreements to license its patents and receives royalties in return. This is an ongoing business strategy for the Company, and the Company expects to continue to receive royalty income in the future.
The Company also received a cross license for certain of the Licensees’ patents. The Company evaluated the cross-licensed patents and determined that they were of inconsequential value to the Company.

Greenberg Traurig, LLP

Securities and Exchange Commission
Attention: Howard Baik
October 17, 2005

Definitive Technology, L.L.P. Financial Statements
Report of Independent Auditors, page F-29
43.	SEC Comment: Please tell us why the auditors’ report is signed in Ottawa, Canada when the company is domiciled in and conducts its principal operations in the United States.

Company Response: Definitive Technology, L.L.P. was a Maryland limited liability partnership formed in April 1998, and the partnership interests were owned by Definitive Technology, Inc., a Maryland corporation, and the Mayo Trust. When the Company acquired Definitive Technology, all of Definitive Technology’s accounting and finance personnel (including its principal accountant and chief financial officer) and all of its accounting records were located in Mayo, Quebec, Canada. As a result, the Definitive Technology audit has been conducted in Canada. Definitive Technology’s personnel located in the United States are dedicated to sales, customer sales support, and technical support and have no direct involvement in finance and accounting processes. Due to these factors, the Company believes that it is appropriate that the audit be conducted in Canada. Definitive Technology’s audit was conducted by Ernst & Young LLP (“Ernst & Young”) with the principal engagement partner located in the firm’s Ottawa, Canada office, located about 30 miles from Mayo, Quebec. The audit is subject to a review by a partner in Ernst & Young’s professional practice group who is knowledgeable with respect to SEC filing requirements and rules and regulations, United States generally accepted accounting principles, and Public Company Accounting Oversight Board standards.
Unaudited Pro Forma Financial Data, page P-1
44.	SEC Comment: Please provide a pro forma statement of income for the period from January 1, 2005 to the most recent interim date for which a balance sheet is required. The pro forma financial information for the interim period should be presented as if each of the transactions to which you give pro forma effect occurred on January 1, 2004. While we understand that both the June 2004 recapitalization and the September 2004 Definitive Technology, L.L.P. acquisition are already reflected in the historical income statement for the entire interim period, we still believe the pro forma statement of operations is required for the interim period in order to give effect to the offering adjustments. Please similarly update your Summary Consolidated Financial and Other Data. Refer to Rule 11-02(c)(2)(i) of Regulation S-X.

Company Response: Pursuant to your request, the Company has provided a pro forma statement of income for the period from January 1, 2005 to the most recent interim date for which a balance sheet is required. Additionally, the Company has updated the Summary Consolidated Financial and Other Data.

45.	SEC Comment: You disclose that you expect to incur a non-recurring charge of $2 million, net of tax, related to the prepayment premium and to write-off deferred financing costs in connection with your prepayment of the subordinated notes. This disclosure appears to be inconsistent with your disclosure at the top of page 34 which indicates that you expect to incur a $3.2 million charge, net of tax, related to the prepayment premium and write-off of deferred financing costs. Please revise or otherwise advise.

Company Response: Pursuant to your request, the Company has revised the Pro Forma Financial Data on page P-1 to be consistent with the disclosure under the Outlook section of MD&A. The Company expects to incur a non-recurring charge of $2.0 million, net of tax, related

Greenberg Traurig, LLP

Securities and Exchange Commission
Attention: Howard Baik
October 17, 2005

Note (a), page P-2

to the prepayment premium and to write off deferred financing costs in connection with the prepayment of the subordinated notes.

46.	SEC Comment: Please revise your pro forma statements of operations to give effect to conforming changes in accounting principles associated with your acquisition of Definitive Technology, L.L.P., as pro forma information is expected to reflect the consistent application of newly adopted accounting principles to all periods presented. We note, for example, that you may have had to conform your method of depreciating fixed assets.

Company Response: In connection with the acquisition of Definitive Technology, L.L.P., the Company reviewed Definitive Technology’s accounting policies to ensure that it reflects the consistent application of accounting principles for all periods presented. During this review, the Company identified two inconsistent accounting principles: depreciation methods for fixed assets and accounting for certain sales discounts. The aggregate effect of conforming these changes in accounting principles is inconsequential to the Company’s financial statements. As a result, the Company has not revised its pro forma statements of operations to give effect to conforming these changes in accounting principles.

47.	SEC Comment: Please disclose how you determined the interest rates used in computing pro forma interest expense related to your variable rate debt. If the interest rates do not reflect current interest rates, please tell us in detail why you believe the interest rates you use are more appropriate in the circumstances. Also, if you continue to use rates other than the current interest rate, please provide prominent disclosure of the basis of presentation and the anticipated effects of the current interest rate environment in the introduction to the pro forma financial statements. Please also address this comment as it relates to your computation of pro forma interest expense in note (e), related to the additional variable rate debt incurred in connection with your acquisition of Definitive Technology, L.L.P.

Company Response: In determining the interest rates used in computing the pro forma interest expense related to the Company’s variable debt, the Company used the current rate in effect at the time of the transaction, not the rate that would have existed at the beginning of the period. The Company’s current interest rates are based upon the LIBOR rate, at the time of the transaction, plus the interest rate spread contractually obligated in the Company’s credit agreement. The Company used the same methodology in its computation of pro forma interest expense related to the additional variable rate debt incurred in connection with its acquisition of Definitive Technology, L.L.P.
Note (b), page P-2
48.	SEC Comment: Please expand your disclosure to show how this pro forma adjustment is computed. Also tell us why you have not included a related pro forma adjustment to remove the amortization of debt issue costs related to the old debt.

Company Response: Pursuant to your request, the Company has revised Note (b) to disclose the computation of amortization of debt issuance costs, as well as the inclusion of an adjustment to remove the amortization of debt issuance costs related to the old debt.

Greenberg Traurig, LLP

Securities and Exchange Commission
Attention: Howard Baik
October 17, 2005

Note (i), page P-3
49.	SEC Comment: Please revise to separately disclose the amount of the adjustment related to interest expense and the amount of the adjustment related to amortization of deferred financing costs.

Company Response: Pursuant to your request, the Company has revised the Note (now contained in Note (k)) to disclose the amount of the adjustment related to interest expense and the amount of the adjustment related to amortization of deferred financing costs.
Note (k), page P-3
50.	SEC Comment: Please also disclose the effect on pro forma net income of a 1/8% variance in interest rates on your variable rate debt.

Company Response: Pursuant to your request, the Company has revised the Note (now contained in Note (m)) to include the effect on pro forma net income of a 1/8% variance in interest rates on its variable rate debt.
Exhibits
51.	SEC Comment: Please file all required exhibits with enough time for us to review them before requesting effectiveness. Further, please file all material contracts as exhibits. For instance, we note the exclusive supply relationship with Circuit City as discussed on page 33.

Company Response: Pursuant to your request, the Company has filed additional required exhibits with this Amendment including material contracts such as the Company’s agreement with Circuit City, which is the subject of a confidential treatment request. The Company supplementally advises you that, notwithstanding the statement set forth in Section 14 of the Circuit City agreement, the Company has not in fact entered into any other agreements with Circuit City.

The Company anticipates filing the remaining exhibits with the second amendment to the registration statement. The Company understands that the Staff requires sufficient time to review the exhibits prior to any distribution of preliminary prospectuses.
* * * * *
     Please note that the Company has included certain changes to the registration statement other than those in response to the Staff’s comments.
     Pursuant to Rule 418(b) under the Securities Act, the Company hereby requests that the Staff return all Exhibits to this letter after completion of the Staff’s review. The Company has therefore not filed the Exhibits in electronic format via the EDGAR system.
     The Company acknowledges your references regarding requests for acceleration of a registration statement, including Rules 460 and 461. The Company will include the requested acknowledgments and will endeavor to provide the Staff with adequate time after the filing of any amendment for further review before submitting a request for acceleration and provide any acceleration request at least two business days in advance of the requested effective date.

Greenberg Traurig, LLP

Securities and Exchange Commission
Attention: Howard Baik
October 17, 2005

     Your prompt attention to the enclosed is greatly appreciated. If you have any questions regarding this filing or the Company’s responses, please do not hesitate to contact me at (602) 445-8322 or Bruce Macdonough of our office at (602) 445-8305.
Sincerely,
/s/ Brian H. Blaney
Brian H. Blaney
For the Firm
BHB:ksl
cc:	Sarah Goldberg (w/encl.) James E. Minarik (w/encl.)

Greenberg Traurig, LLP